Filed Pursuant to Rule 433
Registration Statement No. 333-167820
May 11, 2011

FINAL TERM SHEET

BBVA U.S. SENIOR, S.A. UNIPERSONAL

FLOATING RATE SENIOR NOTES TERMS AND CONDITIONS

This Free Writing Prospectus relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement dated May 11, 2011 and the Prospectus dated June 28, 2010 relating to these securities.

Issuer:	BBVA U.S. Senior, S.A. Unipersonal

Guarantor:	Banco Bilbao Vizcaya Argentaria, S.A.

Expected Ratings:	Aa2 / AA / AA- (Moody’s / S&P / Fitch)

Principal Amount:	$600,000,000

Security Type:	Senior Notes

Form of Issuance:	SEC-Registered

Issue Price:	100% of principal amount

Settlement Date:	May 18, 2011 (T+5)

Maturity Date:	May 16, 2014

CUSIP / ISIN:	055299AK7 / US055299AK75

Coupon:	U.S. dollar three-month LIBOR plus 2.125% per year.

Interest Payment Dates:	Quarterly on August 16th, November 16th, February 16th and May 16th of each year.

First Interest Payment Date:	August 16, 2011 for interest for the period from and including the Issue Date to and including August 15, 2011. The initial interest period is a short coupon.

Day Count Fraction:	Actual/360 (adjusted)

Business Day Convention:	Modified Following Business Day Convention (adjusted), except for the final interest period, in which the Following Business Day Convention will be applied and no interest will accrue for the period from and after the Maturity Date or date of earlier redemption.

Redemption Provisions:

Tax call:	At 100% of principal and accrued interest.

Listing call:	At 100% of principal and accrued interest.

Taxation:	Exemption from Spanish withholding tax applies subject to compliance with Beneficial Owner identification procedures and satisfaction of all other conditions for exemption from applicable Spanish withholding taxes.

Minimum Initial Purchase Amount:	$100,000.

Denominations:	A minimum of $1,000 with increments of $1,000 thereafter.

Listing:	New York Stock Exchange

Joint Bookrunners:	BBVA Securities Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co.

Any ratings obtained will reflect only the views of the respective rating agency and should not be considered a recommendation to buy, sell or hold the Senior Notes. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from BBVA Securities Inc. by calling +1-800-422-8692, from Citigroup Global Markets Inc. by calling +1-877-858-5407, from Deutsche Bank Securities Inc., Attention: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311, or by calling +1-800-503-4611, or from Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: +1-866-471-2526, facsimile: +1-212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.

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